UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Release Date 6 June 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 6 June, 2012 it purchased for cancellation 700,000 "B" Shares at a price of 2090.85 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,643,451,433

Release Date 7 June 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 7 June, 2012 it purchased for cancellation 1,000,000 "B" Shares at a price of 2129.86 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,642,451,433

Release Date 8 June 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 8 June, 2012 it purchased for cancellation 745,000 "B" Shares at a price of 2104.13 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,641,706,433

Release Date 11 June 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 11 June, 2012 it purchased for cancellation 1,000,000 "B" Shares at a price of 2127.97 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,640,706,433

Release Date 12 June 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 12 June, 2012 it purchased for cancellation 850,000 "B" Shares at a price of 2129.52 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,639,856,433

Release Date 13 June 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 13 June, 2012 it purchased for cancellation 610,000 "B" Shares at a price of 2155.06 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,639,246,433

Release Date 14 June 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 14 June, 2012 it purchased for cancellation 480,000 "B" Shares at a price of 2159.49 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,638,766,433

Release Date 15 June 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 15 June, 2012 it purchased for cancellation 823,000 "B" Shares at a price of 2197.91 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,637,943,433

Release Date 18 June 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 18 June, 2012 it purchased for cancellation 608,000 "B" Shares at a price of 2206.13 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,637,335,433

Release Date 19 June 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 19 June, 2012 it purchased for cancellation 400,000 "B" Shares at a price of 2220.30 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,636,935,433

Release Date 20 June 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 20 June, 2012 it purchased for cancellation 655,000 "B" Shares at a price of 2234.43 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,696,048,510 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,636,280,433

Release Date 25 June 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 25 June, 2012 it purchased for cancellation 695,000 "B" Shares at a price of 2160.91 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,715,813,349 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,635,585,433

Release Date 26 June 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 26 June, 2012 it purchased for cancellation 660,000 "B" Shares at a price of 2155.46 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,715,813,349 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,634,925,433

Release Date 27 June 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 27 June, 2012 it purchased for cancellation 360,000 "B" Shares at a price of 2171.92 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,715,813,349 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,634,565,433

Release Date 28 June 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 28 June, 2012 it purchased for cancellation 660,000 "B" Shares at a price of 2179.71 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,715,813,349 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,633,905,433

Release Date 29 June 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 29 June, 2012 it purchased for cancellation 785,000 "B" Shares at a price of 2236.72 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,715,813,349 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,633,120,433
Release Date 9 July 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 9 July, 2012 it purchased for cancellation 697,000 "B" Shares at a price of 2244.59 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,715,813,349 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,632,423,433
Release Date 10 July 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 10 July, 2012 it purchased for cancellation 18,192 "B" Shares at a price of 2247.44 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,715,813,349 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,632,405,241

Release Date 11 July 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 11 July, 2012 it purchased for cancellation 10,000 "B" Shares at a price of 2249.00 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,715,813,349 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,632,395,241

Release Date 24 July 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 24 July, 2012 it purchased for cancellation 194,526 "B" Shares at a price of 2247.09 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,715,813,349 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,632,200,715

Release Date 25 July 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 25 July, 2012 it purchased for cancellation 77,000 "B" Shares at a price of 2246.23 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,715,813,349 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,632,123,715

Release Date 26 July 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 26 July, 2012 it purchased for cancellation 724,000 "B" Shares at a price of 2209.51 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,715,813,349 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,631,399,715

Release Date 27 July 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 27 July, 2012 it purchased for cancellation 725,513 "B" Shares at a price of 2206.73 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,715,813,349 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,630,674,202

Release Date 23 October 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 23 October, 2012 it purchased for cancellation 720,000 "B" Shares at a price of 2180.90 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,629,954,202

Release Date 24 October 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 24 October, 2012 it purchased for cancellation 612,474 "B" Shares at a price of 2191.78 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,629,341,728

Release Date 25 October 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 25 October, 2012 it purchased for cancellation 678,755 "B" Shares at a price of 2171.89 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,628,662,973

Release Date 26 October 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 26 October, 2012 it purchased for cancellation 335,444 "B" Shares at a price of 2161.70 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,628,327,529

Release Date 29 October 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 29 October, 2012 it purchased for cancellation 146,696 "B" Shares at a price of 2169.53 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,628,180,833

Release Date 9 November 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 9 November, 2012 it purchased for cancellation 223,430 "B" Shares at a price of 2184.45 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,627,957,403

Release Date 13 November 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 13 November, 2012 it purchased for cancellation 205,993 "B" Shares at a price of 2199.41 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,627,751,410

Release Date 14 November 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 14 November, 2012 it purchased for cancellation 760,000 "B" Shares at a price of 2177.23 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,626,991,410

Release Date 15 November 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 15 November, 2012 it purchased for cancellation 509,553 "B" Shares at a price of 2149.23 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,626,481,857

Release Date 16 November 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 16 November, 2012 it purchased for cancellation 770,000 "B" Shares at a price of 2110.97 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,625,711,857

Release Date 19 November 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 19 November, 2012 it purchased for cancellation 784,000 "B" Shares at a price of 2122.25 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,624,927,857

Release Date 20 November 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 20 November, 2012 it purchased for cancellation 821,000 "B" Shares at a price of 2128.59 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,624,106,857

Release Date 21 November 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 21 November, 2012 it purchased for cancellation 607,000 "B" Shares at a price of 2138.50 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,623,499,857

Release Date 22 November 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 22 November, 2012 it purchased for cancellation 409,675 "B" Shares at a price of 2148.90 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,623,090,182

Release Date 23 November 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 23 November, 2012 it purchased for cancellation 342,162 "B" Shares at a price of 2151.33 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,622,748,020

Release Date 26 November 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 26 November, 2012 it purchased for cancellation 425,000 "B" Shares at a price of 2149.35 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,622,323,020

Release Date 27 November 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 27 November, 2012 it purchased for cancellation 500,000 "B" Shares at a price of 2150.82 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,621,823,020

Release Date 28 November 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 28 November, 2012 it purchased for cancellation 520,000 "B" Shares at a price of 2139.45 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,621,303,020

Release Date 29 November 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 29 November, 2012 it purchased for cancellation 655,000 "B" Shares at a price of 2154.62 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,620,648,020

Release Date 30 November 2012

Buyback of Own Shares
• • • • • • • • • • • • • •

Royal Dutch Shell plc announces that on 30 November, 2012 it purchased for cancellation 600,000 "B" Shares at a price of 2165.74 pence per share.

Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,620,048,020

Release Date 3 December 2012

Buyback of Own Shares
• • • • • • • • • • • • • •
Royal Dutch Shell plc announces that on 3 December, 2012 it purchased for cancellation 416,140 "B" Shares at a price of 2157.22 pence per share.
Following the cancellation of these shares, the remaining number of "A" Shares of Royal Dutch Shell plc will be 3,738,139,035 and the remaining number of "B"
Shares of Royal Dutch Shell plc will be 2,619,631,880

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This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: 4 December 2012	By:	/s/ M.C.M. Brandjes
	Name:	M.C.M. Brandjes
	Title:	Company Secretary